11-00170

Form G-FIN

08032295

FR G-FIN
OMB No. 7100-0224
Average hours per response: 1.0
Approval expires April 30, 2010

OFFICIAL USE

Notice of Government Securities Broker or Government Securities Dealer Activities To Be Filed by a Financial Institution Under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

RECEIVED
OCT 22 2008
Credit & Market Risk

1. Check appropriate regulatory agency (ARA):

A. [X] Comptroller of the Currency
B. [ ] Board of Governors of the Federal Reserve System
C. [ ] Federal Deposit Insurance Corporation
D. [ ] Office of Thrift Supervision
E. [ ] Securities and Exchange Commission

2. Conducts business as:

A. [ ] Government Securities Broker
B. [ ] Government Securities Dealer
C. [X] Government Securities Broker and Dealer

3. Filing status of notice:

A. [ ] Notice
B. [X] Amendment

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 30 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

4. A. Full name of the financial institution:

Bank of Oklahoma, N.A.

B. Address of principal office of financial institution:

Bank of Oklahoma Tower, One Williams Center, Plaza Southeast, Tulsa, OK 74192

C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

Same as Item B

PROCESSED
NOV 06 2008
THOMSON REUTERS

D. Mailing address if different from (B) or (C):

P.O. Box 2300, Plaza Southeast, Tulsa, OK 74197

E. Name, title and telephone number of contact person with respect to this notice:

Name	Title	Telephone
Brett A. Dean	Senior Vice President	405/272-2261

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. [X] Yes B. [ ] No

(If yes, provide addresses and describe activities.)

1). Bank of Oklahoma, N.A.
5 Houston Center, 1401 McKinney
Houston, TX 77010

2). Bank of Oklahoma, N.A.
5956 Sherry Lane, Lobby
Dallas, TX 75225

3). Bank of Oklahoma, N.A.
201 Robert S. Kerr Ave., 4th Floor
Oklahoma City, OK 73102

4). Bank of Oklahoma, N.A.
4200 Rodney Parham Rd., #215
Little Rock, AR 75225

5). Bank of Oklahoma
7500 College Blvd., #100
Overland Park, KS 66219

6). Bank of Oklahoma
230 S. 500 East, Suite 200
Salt Lake City, UT 84102

7). Bank of Oklahoma
5320 Bellaire Blvd
Bellaire, TX 77401

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last	First	Middle	Title
Grauer,	Scott	B.	President & CEO
Dean,	Brett	Alan	Senior Vice President
Coffman	John	Malone	Vice President
Watson	Merideth	Glen	Vice President
Robb	Arthur	Donald	Vice President

Note: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☐ Yes B. ☒ No

Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. 400.4(c).) Similar requirements are applicable to Form MSD-4 and Form U-4.

8. **The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current and complete.**

Please print name and title of person executing this notice:

First	Middle	Last	Title
Tally	Mead	Ferguson	Senior Vice President

Tally Ferguson
Manual Signature

10/07/07
Date

ATTACHMENT TO G-FIN

ITEM #6

September, 2008

Grauer, Scott Bradley	President and CEO
Brown, Hal Jerome	Senior Vice President
Coffman, John Malone	Vice President
Dean, Brett Alan	Senior Vice President
Nichols, Stephen Wayne	Senior Vice President
Phelps, Daniel Eugene	Vice President
Robb, Arthur Donald	Vice President
Spangler, James Harold	Vice President
Vincent II, Tommy Carlton	Vice President
Watson, Merideth Glen	Vice President

END